[LETTERHEAD OF CARTER LEDYARD & MILBURN LLP]

December 29, 2006

Ms. Sonia Barros

United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	Flagstone Reinsurance Holdings Limited
Registration Statement on Form S-1
Registration No. 333-138182

Dear Ms. Barros:

In connection with the initial public offering of its common shares,  Flagstone Reinsurance Holdings Limited expects to disclose range estimates of certain of its financial data for the period ending December 31, 2006.  Flagstone expects to calculate and disclose those estimates on or around January 15, 2007, which will be after the target date for the launch of its road show.  We therefore expect to disclose those estimates by means of a free writing prospectus, which would be distributed in the same manner as (and be preceded by) the preliminary prospectus and filed with the Securities and Exchange Commission.

We are furnishing with this letter a draft of the form of the substantive paragraphs of a free writing prospectus that Flagstone proposes to use for this purpose.  Please call my partner, Bob McTamaney (212-238-8711) or me (212-238-8698) promptly if you have any comments about this proposed procedure or the draft.

Sincerely,

/s/ Andris Vizbaras
Andris Vizbaras

Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-138182

We currently expect to report gross written premiums of between $x.0 million and $x.0 million, net written premiums of between $x.0 million and $x.0 million, and net earned premiums of between $x.0 million and $x.0 million for the year ended December 31, 2006. Our shareholders' equity as of December 31, 2006 is currently expected to be $x.0 million to $x.0 million, or would be $x.00 to $x.00 per share.

The preceding unaudited financial information contains forward-looking statements relating to our results of operations for the twelve months ended December 31, 2006 and our financial condition as of that date. Our actual results could differ from these forward-looking statements. Factors that could cause our actual results to differ from these forward-looking statements include the possibility of accounting adjustments resulting from our usual quarter-end accounting and review procedures, as well as completion of our annual audit and the other factors described under "Cautionary Statement Regarding Forward-Looking Statements" in the Registration Statement on Form S-1 originally filed by the Company on October 24, 2006 (Registration No. 333-138182).

Flagstone Reinsurance Holdings Limited has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Flagstone Reinsurance Holdings Limited and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or at the link below. Alternatively, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, when available, may be obtained from [contact information to be provided]

To review a filed copy of our current registration statement, click on the following link:

[link to be provided]